Exhibit (a)(5)(F)

Bristol-Myers Squibb Completes Initial Tender Offer for Medarex, Inc.
with 87.7% of Shares Tendered;
Announces Subsequent Offering Period

(NEW YORK, August 27, 2009) – Bristol-Myers Squibb Company (NYSE: BMY) announced today that the initial tender offer, through its wholly owned subsidiary, Puma Acquisition Corporation, for all outstanding shares of common stock of Medarex, Inc. (NASDAQ: MEDX) (“Medarex”) expired at midnight (New York City time) on August 26, 2009, and was not extended.
The depositary for the tender offer has advised Bristol-Myers Squibb that, as of the expiration of the initial tender offer, shareholders of Medarex tendered approximately 119,012,034 shares of Medarex common stock (including approximately 9,146,328 shares subject to guaranteed delivery procedures), representing approximately 87.7% of the Medarex shares outstanding.  According to the terms of the tender offer, shares that were validly tendered and not validly withdrawn have been accepted for payment.  The tendered shares that have been accepted for payment are in addition to the 2,879,223 shares of Medarex common stock, representing approximately 2.1% of the Medarex shares outstanding, that Bristol-Myers Squibb has owned since January 2005.
Bristol-Myers Squibb is providing for a subsequent offering period to acquire all the remaining Medarex shares outstanding, which begins today at 9:00 a.m., New York City time, and expires at midnight, New York City time, on Monday, August 31, 2009, unless extended.  During this subsequent offering period, shares of Medarex common stock will be immediately accepted and promptly paid for as they are tendered.  The same per share consideration paid during the initial offering period will be paid during the subsequent offering period.  Shares of Medarex common stock tendered during the subsequent offering period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn.  The subsequent offering period enables holders of Medarex shares who did not tender during the initial offering period to participate in the offer and receive the offer price on an expedited basis rather than waiting to receive payment until the completion of the merger described below.

Following the expiration of the subsequent offering period, Bristol-Myers Squibb will complete the acquisition of Medarex through a second-step merger, pursuant to the terms of the merger agreement.  In the merger, each of the remaining shares of Medarex common stock will be converted into the right to receive $16.00 per share, in cash, without interest and less any required withholding taxes, which is the same amount per share which was paid in the tender offer.  If, following the expiration of the subsequent offering period, Bristol-Myers Squibb owns at least 90% of the Medarex shares outstanding, it is expected that a “short-form merger” will occur as soon as practicable following the expiration of the subsequent offering period.  If Bristol-Myers Squibb owns fewer than 90% of the Medarex shares outstanding following the expiration of the subsequent offering period, it is expected that a “long-form merger” will be completed as soon as practicable in the fourth quarter of 2009.
Following the second-step merger, Medarex will become a wholly-owned subsidiary of Bristol-Myers Squibb, and Medarex’s common stock will no longer list on NASDAQ.
Georgeson Inc. is acting as information agent for Bristol-Myers Squibb.  J.P. Morgan Securities Inc. is serving as financial advisor to Bristol-Myers Squibb in connection with the transactions and as the dealer-manager for the tender offer.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life. For more information visit www.bms.com.

Forward-Looking Statement

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995, relating to the acquisition of Medarex by Bristol-Myers Squibb.  Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations.  No forward-looking statement can be guaranteed.  Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period.  Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Bristol-Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2008, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.  Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements.  Risks and uncertainties include uncertainties as to the timing of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; as well as risks detailed from time to time in Medarex’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, subsequent quarterly filings on Form 10-Q and the Solicitation/Recommendation Statement filed in connection with the tender offer.  The information contained in this release is as of August 26, 2009.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Medarex.  Bristol-Myers Squibb Company and Puma Acquisition Corporation have filed a tender offer statement with the SEC, and have mailed an offer to purchase, forms of letter of transmittal and related documents to Medarex shareholders.  Medarex has filed with the SEC, and has mailed to Medarex shareholders, a solicitation/recommendation statement on Schedule 14D-9.  These documents contain important information about the tender offer and shareholders of Medarex are urged to read them carefully.

These documents are available at no charge at the SEC’s website at www.sec.gov.  The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (800) 491-3096.  In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may also be obtained free of charge from Bristol-Myers Squibb by directing a request to: Corporate and Business Communications, telephone: (609) 252-3337, brian.henry@bms.com.

Contacts
Bristol-Myers Squibb Company

Media:
Brian Henry, 609-252-3337
brian.henry@bms.com
or
Investors:
John Elicker, 609-252-4611
john.elicker@bms.com